500 Chesterfield Parkway
Malvern, Pennsylvania 19355
March 10, 2025
VIA EDGAR TRANSMISSION
Mr. Sonny Oh
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pacer Funds Trust (the “Trust”)
Pacer US Cash Cows 100 ETF Pacer US Small Cap Cash Cows 100 ETF (each, a “Fund” and together, the “Funds”)
File Nos.: 333-201530, 811-23024
Dear Mr. Oh:
This correspondence responds to additional comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 126 to the Trust’s Registration Statement on Form N-1A filed March 3, 2025 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment. The Trust intends to make the requested revisions, as discussed below, in the definitive forms of Prospectus and Statement of Additional Information, pursuant to Rule 497(c) under the Securities Act of 1933, as amended.
1.Staff Comment: With respect to each Fund’s 80% policy, change the disclosure from “… equity securities (i.e., the component securities of the Index)” to “… equity securities that are the component securities of the Index”.
Response: The Trust has made the requested revisions.
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If you have any questions or require further information, please contact Alyssa Bernard at U.S. Bank Global Fund Services, the Trust’s administrator, at alyssa.bernard@usbank.com or 414-516-1681.
Sincerely,

/s/ Joe M. Thomson
Joe M. Thomson
President, Pacer Funds Trust